Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

By Electronic Mail

May 9, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 9, 2022 The Nasdaq Stock Market LLC (the "Exchange") received from Investcorp India Acquisition Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and
one-half of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A ordinary share
at an exercise price of $11.50 per share

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi